Exhibit 99.1

May 31, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Royal Senior Care Transaction

The Company is pleased to report that on May 30, 2012, Royal Senior Care, LLC (“RSC”), a private subsidiary of the Company which is active in the senior housing field in the United States and in which the Company holds a 60% interest and whose financial results are partially consolidated by the Company, entered into a transaction to sell 12 wholly-owned senior housing facilities (the “Properties”). The Properties include 1,310 units which are being sold for a total gross consideration, before debt and transaction costs, in the amount of US$ 230 million (of which the Company’s portion is US$ 138 million).

RSC will continue to own its joint venture interest in two senior housing facilities, one fully-owned senior housing community, and a tract of land held for future development.

The closing of the abovementioned transaction is subject to the completion of customary closing conditions.

The estimated gain from this transaction before transaction costs and taxes is US$ 22 million.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

      Gazit-Globe, Ltd.